Target Hospitality Corp.

2170 Buckthorne Place, Suite 440
The Woodlands, TX 77380-1775

April 16, 2019

VIA EDGAR

Sara von Althann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Target Hospitality Corp.

Registration Statement on Form S-3

Filed April 5, 2019

File No. 333-230747

Dear Ms. von Althann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Target Hospitality Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Wednesday, April 17, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Heidi Lewis
Heidi Lewis

cc:           Winston & Strawn LLP